Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Charter Resource Center website.

At Charter, we are proud of our longstanding commitment to independent and diverse programming. We currently offer more than 100 minority-focused networks, including Bounce TV, TV One, Fuse, and El Ray. Charter also offers our customers more Spanish-language programming than any other major provider.

Offering our customers access to these channels is a commitment we take seriously. It is a commitment we will continue as New Charter. That’s why so many of the country’s leading independent programmers have come out in support of New Charter.

Charter’s support of independent, diverse and family-friendly programming is a reflection of our efforts to make sure our company reflects the interests and concerns of the communities we serve.

For further updates on this and other policy issues involving Charter, please make sure you’re following @CharterGov and like us on Facebook at Facebook.com/CharterGov.

Independent programmers Support new charter

Alfred Liggins III, CEO and Chairman, TV One to FCC:
“Charter's decision to increase TV One's carriage on more widely penetrated tiers, and therefore more affordable programming packages for African-American consumers in key urban markets, demonstrates its commitment to offering diverse and independent programming.”

“We are excited to connect with millions of more viewers under New Charter. We believe the company has outlined impressive targets for the future, and we look forward to contributing to greater programming options for consumers of all interests.”

Sharon Rechter, Co-Founder of BabyFirst to FCC:
“BabyFirst supports the merger of Charter Communications and Time Warner Cable because both companies currently demonstrate a true commitment to diverse, independent and quality programming for children and their parents. We look forward to their continued support of our growth.”

Patrick Gottsch, Founder and President of Rural Media Group, Inc.:
“Rural America recognizes that its best opportunity to reconnect city with country again is to have Charter Communications control access to the urban homes currently being served by Time Warner Cable and Bright House systems."

David Cerullo, Chairman and CEO, INSP, LLC to FCC:
“Charter and INSP have a long-standing and successful relationship. In our experience, Charter has been pro-active in its support of wholesome entertainment and value-based content, and has demonstrated this commitment by adding INSP in systems throughout the country. At present, INSP is available in approximately

3.4 million homes served by Charter. From our perspective Charter has not only supported the entrepreneurial spirit but also the important role media has on influencing Americans with family values.”

Alexander Brown, President and CEO, One World Sports to FCC:
“Charter has been an important and supportive partner of OWS in bringing to market programming of specific interest to ethnic minorities. We are confident that Charter will continue to operate in this manner after the proposed merger.”

Charles Segars, CEO, Ovation to FCC:
“Unlike the critics who have been vocal about a perceived threat to family and independently owned networks, we believe this merger would be beneficial to viable, independent channels like Ovation. We have found Charter to be responsive to channels like ours that meet the interests of viewers not currently being served in the marketplace, and that have solid financial backing and a compelling value proposition along with uplifting and entertaining programming.”

Mark Cuban, Chairman and Founder, AXS TV to FCC:
“Charter has always been a customer-focused company, with a past of bringing the latest innovations and technology to its subscribers. Charter also has a history of working well and being proactive with minority and independent networks.”

Burke Berendes, Partner, Codista:
“Charter’s support of the independent networks that make up the bulk of the Spanish language content available in the US has been good to Condista, the networks we represent, to Charter and its shareholders and, most importantly the Hispanic community.”

Ambassador Andrew Young, Co-Founder, Bounce TV:
“Charter has long been a strong supporter of minority-owned networks like Bounce TV and we believe that these transactions are in the public interest and will be beneficial to Bounce TV viewers, African Americans and all ethnicities.”

“We are thrilled that New Charter will make the offerings of Time Warner Cable and Bright House more diverse and richer for the more than 14 million African-American television households in the United States that are grossly underserved on television.”

Bill Abbott, CEO, Crown Media to FCC:
“Charter's wide-spread distribution of the Hallmark Channel and Hallmark Movies & Mysteries reflects its recognition of the value of their family content and its commitment to programming diversity. We do not have other leverage (such as retransmission consent) to force such carriage -- we must rely upon the popularity of our content.”

“In view of Charter's history of supporting our channels and other unaffiliated and independent programmers, we believe the proposed merger of Charter, Time Warner Cable, and Bright House will be a positive development for the Hallmark channels and other independent networks.

Stan Hubbard, CEO, REELZ:
“Both Charter and Time Warner Cable have a proven appreciation for the importance and value of the independent network and voice, which REELZ perfectly represents, in today’s increasingly consolidated television industry.”

“We encourage the FCC to embrace this merger and grant its approval because we believe the public will be the beneficiaries of what these forward-thinking companies have to offer.”

Important Information for Investors and Shareholders

This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This Current Report is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.